SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BBX Capital, Inc.

(Name of Subject Company (Issuer))

BBX Capital, Inc.

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock, par value $0.01 (including associated preferred share purchase rights)

(Title of Class of Securities)

073319 105

(CUSIP Number of Class of Securities)

Alan B. Levan

Chairman

BBX Capital, Inc.

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alison W. Miller

Stearns Weaver Miller Weissler

Alhadeff & Sitterson, P.A.

150 West Flagler Street, Suite 2200

Miami , Florida 33130

(305) 789-3200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$28,000,000	$3,055

(1)

For purposes of calculating the filing fee only, this amount is based on the offer to purchase 3,500,000 shares of Class A Common Stock of BBX Capital, Inc. (together with the associated preferred share purchase rights) at a purchase price of $8.00 per share.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, equals $109.10 per $1,000,000 of the transaction valuation. $109 of the filing fee is being paid in connection with this filing. $2,946 of the filing fee has been previously paid, as provided below.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,946	Filing Party: BBX Capital, Inc.
Form or Registration No.: 005-91751	Date Filed: May 25, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the	appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 3 TO SCHEDULE TO

This Amendment No. 3 to Tender Offer Statement on Schedule TO (this “Amendment”) amends the Tender Offer Statement on Schedule TO filed by BBX Capital, Inc., a Florida corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on May 25, 2021, as amended by Amendment No. 1 thereto, filed with the Commission on June 11, 2021, and Amendment No. 2 thereto, filed with the Commission on June 17, 2021 (collectively, the “Schedule TO”), with respect to the Company’s offer to purchase shares of its Class A Common Stock, par value $0.01 per share, together with the associated preferred share purchase rights (collectively, the “shares”), upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated May 25, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) and which, collectively with the Offer to Purchase, constitute the “Offer.” This Amendment is being filed in connection with (i) an amendment to the Offer to increase the offered purchase price from $6.75 per share to $8.00 per share, in each case, less any applicable withholding taxes and without interest, (ii) an amendment to the Offer to decrease the number of shares sought to be purchased in the Offer from 4,000,000 shares to 3,500,000 shares, and (iii) an extension of the Offer from 5:00 p.m. New York City time, on Wednesday, June 23, 2021 until 5:00 p.m., New York City time, on Friday, July 9, 2021 (unless further extended or earlier terminated).

The information which was previously filed with the Schedule TO, including the exhibits thereto, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent provided herein. Except as provided herein, the information contained in the Schedule TO remains unchanged. You should read this Amendment together with the Schedule TO, the Offer to Purchase, and the Letter of Transmittal. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

Amendments to the Offer to Purchase, the Letter of Transmittal, and Other Exhibits to the Schedule TO

1. References to 5:00 p.m, New York City time, on Wednesday, June 23, 2021 in the Offer to Purchase, the Letter of Transmittal and the other exhibits to the Schedule TO, including as the definition of “Expiration Time,” are hereby amended and replaced with 5:00 p.m., New York City Time on Friday, July 9, 2021, so that the new Expiration Time of the Offer is now 5:00 p.m., New York City Time on Friday, July 9, 2021 (as it may be further extended or earlier terminated).

2. References to the purchase price of $6.75 per share in the Offer to Purchase, the Letter of Transmittal, and the other exhibits to the Schedule TO are hereby amended and replaced with $8.00 per share, so that, subject to the terms and conditions of the Offer, the Company will pay for shares purchased in the Offer at the new purchase price of $8.00 per share, in cash, less any applicable withholding taxes and without interest.

3. References to 4,000,000 shares in the Offer to Purchase, the Letter of Transmittal, and the other exhibits to the Schedule TO as the maximum number of shares sought to be purchased by the Company in the Offer are hereby amended and replaced with 3,500,000 shares, so that, subject to the terms and conditions of the Offer, the Company is now seeking to purchase up to 3,500,000 shares in the Offer.

4. Any calculations in the Offer to Purchase, the Letter of Transmittal, and the other exhibits to the Schedule TO based on an assumed purchase price of $6.75 per share and a maximum number of shares sought to be purchased in the Offer of 4,000,000 shares shall now reflect an $8.00 per share purchase price and a maximum number of shares sought to be purchased in the Offer of 3,500,000 shares. Without limiting the generality of the foregoing, (a) the aggregate purchase price for the shares sought to be purchased in the Offer, together with all related fees and expenses, is now expected to be $28,100,000, and (b) the 3,500,000 shares sought to be purchased in the Offer represent approximately 23.3% of the issued and outstanding shares of the Company’s Class A Common Stock and 18.7% of the Company’s total issued and outstanding equity, including the Company’s Class B Common Stock.

5. As of the date of this Amendment, based on information provided by American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, 34,365 shares had been tendered in the Offer.

Item 12.	Exhibits.

On June 24, 2021, the Company issued a press release announcing the amendment and extension of the Offer described in this Amendment. In connection therewith, Item 12 of the Schedule TO is hereby amended and supplemented by adding such press release as an exhibit to the Schedule TO as follows:

(a)(1)(G)	Press Release dated June 24, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2021
BBX CAPITAL, INC.

	By:	/s/ Brett Sheppard
Name: Brett Sheppard
Title: Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 25, 2021*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(F)	Press Release dated May 24, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the Securities and Exchange Commission on May 24, 2021)

(a)(1)(G)	Press Release dated June 24, 2021

(b)	None

(d)(1)	Rights Agreement dated as of September 25, 2020 by and between the Company and American Stock Transfer and Trust Company, LLC as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2020)

(d)(2)	BBX Capital, Inc. 2021 Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 16, 2021)

(d)(3)	Employment Agreement between the Company and Alan B. Levan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(d)(4)	Employment Agreement between the Company and John E. Abdo (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(d)(5)	Employment Agreement between the Company and Jarett S. Levan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(d)(6)	Employment Agreement between the Company and Seth M. Wise (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(d)(7)	Employment Agreement between the Company and Brett Sheppard (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(g)	None

(h)	None

* Previously Filed